Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year-ended June 30, 2006

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 and the notes thereto. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year ended June 30, 2006. All amounts presented are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS
This management’s discussion and analysis (MD&A) contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Company is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

Although the Company originally did not intend to establish its own manufacturing or marketing infrastructure for its products, the Company may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

ACQUISITION OF EXIMIAS

In May 2006, the Company completed the acquisition of Eximias Pharmaceutical Corporation for share and cash consideration of approximately $38,910,000, including transaction costs. Eximias is a privately held development-stage company that was engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders. Upon completion of the transaction, Eximias became a wholly-owned subsidiary of the Company operating as YM Biosciences USA Inc. and serves as the Company’s base of operations in the United States. The acquisition was accounted for as a purchase of assets, primarily consisting of approximately $38,037,000 in cash and $2,927,000 of identifiable intangible assets, represented by the experience and expertise of Eximias’ senior management team. Liabilities of approximately $2,442,000 were also assumed. The assets, liabilities, and results of operations of Eximias have been included in the consolidated financial statement of the Company from May 9, 2006, the completion date of the acquisition.

SELECTED ANNUAL FINANCIAL INFORMATION
	Year Ended June 30, 2006 (1)	Year Ended June 30, 2005(1)	Year Ended June 30, 2004(1))
Licensing Revenue	$1,151,135	$748,020	$-
Interest income	1,397,558	703,873	347,187

Expenses:
General and administrative	7,951,470	6,314,357	3,610,848
Licensing and product development	20,188,577	10,981,950	5,066,569

Loss for the period	25,814,607	15,859,295	7,691,898
Deficit, beginning of period,	60,751,894	44,319,267	36,470,665

Deficit, end of period	$86,566,501	$60,751,894	$44,319,267

Basic and diluted loss per common share	$0.59	$0.47	$0.36

Total Assets	$100,048,060	$38,199,891	$20,882,792

(1) Canadian GAAP requires the Company to expense the fair value of stock options awarded to employees beginning July 2004 and to apply this policy retroactively. See Critial Accounting Policies and Estimates - Stock-based compensation.

RESULTS OF OPERATIONS

Revenue from out-licensing comes from: the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa; a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for tesmilifene for the South Korean market; an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market; and a January 2006 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa.

Interest income in fiscal 2006 has increased by $693,685 due to the significant increase in the amount invested in short-tem deposits with approximately $42,623,000 in net proceeds generated from the Company’s February 2006 share issuance and from $38,037,000 cash obtained through the Eximias acquisition in May 2006.

Licensing and product development expenses increased by $9,206,627 from $10,981,950 for the year ended June 30, 2005 to $20,188,577 for the year ended June 30, 2006 primarily due to the rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the tesmilifene Phase III clinical trial in patients with metastatic and recurrent breast cancer for the year totaled approximately $8,581,000 compared to $7,242,000 during fiscal 2005, an increase of $1,339,000.

In addition, costs associated with manufacturing of tesmilifene and preclinical work for the year ended June 30, 2006 increased by $1,063,000 from approximately $1,684,000 for fiscal 2005 to $2,747,000 in fiscal 2006. The costs related to the development of AeroLEF™ technology for the year ended June 30, 2006 totaled $4,115,000, mainly for toxicology studies and other work related to a Phase II clinical trial which is currently underway, and approximately $1,025,000 of amortization in DELEX technology for the year.

In August 2005, 396,825 common shares were released from escrow related to the acquisition of DELEX on the completion of the first milestone event. Accordingly, the current fair value at the time of release of $1,464,284 was allocated to acquired technology and credited to common shares.

General and administrative expenses for fiscal 2006 increased $1,637,113 compared to prior year. This resulted primarily from an increase in stock-based compensation expense of $1,309,458, from $1,278,955 for the year ended June 30, 2005 to $2,588,413 for the year-ended June 30, 2006 and the inclusion of Eximias operating expenses for two months.

Fiscal Year Ended June 30, 2005 Compared To Fiscal Year Ended June 30, 2004

Revenue from out-licensing came from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa and from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for tesmilifene for the South Korean market. Interest income in fiscal 2005 was higher than the previous year due mainly to higher average cash balances in fiscal 2005 as a result of financing activities.

Licensing and product development expenses increased from 2004 due to the progression of the tesmilifene Phase III clinical trial, increased out-licensing activity, and the inclusion of DELEX results for two months. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer totaled about $7,250,000 in 2005, an increase of approximately $4,000,000 over 2004. Other costs related to tesmilifene increased by approximately $1,400,000 in 2005 over the prior year. DELEX was acquired on May 2, 2005 and the costs incurred since that date to June 30, 2005 of approximately $550,000 have been included; they relate to the development of the AeroLEF™ technology for treatment of pain. The increased activity associated with out-licensing represented an increase in expenses over 2004 of approximately $400,000.

General and administrative expenses increased in 2005 over 2004 due to higher stock-based compensation expense ($1,685,240 versus $510,375 last year), increased investor-related expenses (approximately $670,000 over last year) and the cost of obtaining and maintaining a listing on AMEX (approximately $600,000). The Corporation’s stock began trading on AMEX on October 1, 2004.

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED
	Revenue	Net Loss(1))	Basic and diluted loss per Common Share(1))
June 30, 2006	$1,072,000	$8,581,990	$0.16
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08

(1) Canadian GAAP requires the Company to expense the fair value of stock options awarded to employees beginning in July 1, 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See “Critical Accounting Policies and Estimates - Stock-based compensation.”

Fourth Quarter - Three Month Period Ended June 30, 2006 Compared To The Three-Month Period Ended June 30, 2005.

Out-licensing revenue for the quarter ended June 30, 2006 was $184,524 compared to $51,693 in the same quarter in the prior year. Interest income was $887,476 for the quarter compared to $207,094 due to the larger investment in short-term deposits and higher cash balances resulting from the share issuance in February 2006 and the Eximias Acquisition in May 2006.

Licensing and product development expenses increased by $1,378,136 for the fourth quarter ended June 30, 2006 compared to the same period last year due to the increase in costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the tesmilifene Phase III clinical trial in patients with metastatic and recurrent breast cancer for the three months ended June 30, 2006 totaled approximately $1,956,000, approximately $929,500 less than the comparable period last year because all patients have been recruited and treated and are now in follow-up.

General and administrative expenses for the quarter were $3,393,123 up by $1,082,414 from $2,310,709 for the same quarter in the prior year. This is primarily due to an increase in stock compensation of $630,801 for the quarter ended June 30, 2006 compared to the same period last year and the inclusion of 2 months in operating expenses from Eximias.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

With consideration of the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at June 30, 2006 are sufficient to support the Company’s activities beyond the next 12 months.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net cash proceeds of $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $3.75 at any time up to September 30, 2007. As part of the compensation for their services, the Company issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months, ending September 30, 2007.

On September 29, 2004 the Company's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Company's common shares in the United States. The Company now files under the Multi-Jurisdictional Disclosure System (MJDS). The Company's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Company filed a continuous registration statement on Form F-1 to register the sale, from time to time, by certain U.S. shareholders of certain securities issued to U.S. purchasers in connection with the December 2003 and September 2004 financings. On October 24, 2005 the Company filed a Form F-3 to update and replace the Form F-1.

As a consequence of the May 2005 share acquisition of DELEX, the Company acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $0.6 million.

On August 26, 2005 the Company received regulatory approval for the Phase II clinical trial of AeroLEF™. Achieving this milestone triggered the release of 396,825 escrowed shares valued at $1,464,284. As a result of this additional consideration paid and an increase of acquisition cost $98,000, the allocation to the assets acquired as at May 2, 2005 has been adjusted to allocate the additional $1,562,284 to “Acquired Technologies”. The total consideration paid as at March 31, 2006 has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of US$4.25 for total gross proceeds of US$40,105,000. Net proceeds after costs amounted to approximately C$42,623,000. The Company intends to use the net proceeds to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at June 30, 2006, the remaining restricted proceeds were approximately $30,483,250 and unrestricted cash and short-term deposits totaled approximately $57,858,184.

On May 9, 2006, as a consequence of the acquisition of Eximias, the Company acquired $38.9 million in net assets that included $38 million of cash and negative working capital of $2,138,769.  The total purchase price approximated $38.6 million of which $3.5 million was paid in cash and the balance from the issuance of approximately 5.6 million common shares of the Company to Eximias’ shareholders. The net impact to the Company is the acquisition of approximately $34.5 million in cash and an experienced workforce in exchange for approximately 5.6 million common shares.

As at June 30, 2006 the Company had cash and cash equivalents and short-term deposits totaling $88,341,434 and payables and accrued liabilities totaling $3,717,963 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

SUBSEQUENT EVENT

On July 25, 2006 the Company entered into a License, Development, Manufacturing and Supply Agreement concerning Nimotuzumab. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Pursuant to the terms of the agreement, the Company received a license fee of US$14,500,000. The agreement also entitles the Company to receive milestone payments on the occurrence of events specified in the terms of the contract and royalties on the commercialized sale of the developed product. The license fee will be deferred and recognized over the term of the related development collaboration. Management has not yet determined the expected period of collaboration.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain arrangements with its subsidiaries as described in notes 2, 9 and 17 of the consolidated financial statements for the fiscal years ended June 31, 2006, June 30, 2005 and June 30, 2004. The Company has expensed 100% of the cost of operations and cash flows of these entities.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees. As of June 30, 2006 the amounts of such fees are not known.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. All patients have been recruited, treated, and are now in follow-up.

In the fall of 2004 the Company began a pharmacokinetic clinical trial evaluating tesmilifene with doxorubicin involving 30 patients at two sites. In December 2004, the Company entered into a contract with a CRO in the amount of £194,527 ($400,000). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. As at June 30, 2006, all patients have been treated and evaluated and the Company is awaiting the final report on the result of the trial.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract with a CRO in the amount of £344,000 ($707,000). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005 the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In October 2005 the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

In addition, the Company has entered into contracts for pre-clinical and other studies totaling approximately $4,894,487 of which approximately $1,846,587 had been paid or accrued to June 30, 2006.

The Company plans to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated term of the related collaboration.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005 and workforce acquired on the acquisition of Eximias in May 2006. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired and of two years for workforce from the date of acquisition. The carrying values of the intangible assets are reviewed annually to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Company has majority interests in joint ventures that are funded entirely by the Company. These joint ventures are classified as variable interest entities since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July

1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Canadian securities laws, management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by us under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in those rules.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at June 30, 2006:

		Number
Common shares	$172,771,544	55,781,523
Warrants	$4,597,988	9,022,777

Note 1:  If all warrants were to be exercised, 9,022,777 shares would be issued for an aggregate consideration of $25,934,022.
Note 2:  In addition to the 55,781,523 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: September 21, 2006